UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Material Fact by Natura &Co Holding S.A. dated November 9, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: November 9, 2022.

Item 1

Material Fact by Natura &Co Holding S.A. dated November 9, 2022.

Natura &Co Holding S.A.

Publicly-Held Company

CNPJ/ME nº 32.785.497/0001-97

NIRE nº 35300531582

CVM Code nº 02478-3

MATERIAL FACT

Withdrawal of guidance

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 44, of August 23, 2021 and of Law No. 6,404, of December 15, 1976, informs its shareholders and the market in general that it has decided to withdraw its guidance related to:

I)	Company: a) Consolidated Net Revenue, Consolidated EBITDA Margin, Consolidated Net Debt Ratio;

II)	Avon International: a) Recurring EBITDA Margin and b) Investment program; and

III)	Synergies captured resulting from business combinations between the Company and Avon Products, Inc.

Fabio Barbosa assumed the role of Natura &Co’s CEO. At that time, Natura &Co also announced the reorganization of its structure, aiming an increasing the autonomy and accountability of business units and a simpler holding structure. The changes, recommended by the Transition Committee, continue to be implemented by management. In addition, the company also announced that it is revisiting its operating business model and/or its presence in underperforming markets, while at the same time accelerating the integration of Natura and Avon in Latin America. Furthermore, Natura &Co has announced the start of a comparative study for either a potential IPO or a spin-off of Aesop, the luxury beauty and wellness brand and business unit.

In light of the ongoing restructuring of the Company’s organization and the recent updates on potential changes in its business lines, the Company has decided to withdraw the guidance mentioned above.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

São Paulo, November 09, 2022.

Guilherme Strano Castellan

CFO and Investor Relations Officer Natura &Co Holding S.A.